                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (Including the Associated Preferred Stock Purchase Rights)


                                       OF


                      American Residential Services, Inc.


                                       AT


                          $5.75 Net Per Share in Cash


                                       BY


                        SVM M9 Acquisition Corporation,
                           A Wholly-Owned Subsidiary


                                       OF


                           The ServiceMaster Company



   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. NEW YORK CITY
        TIME ON MONDAY, APRIL 26, 1999, UNLESS THE OFFER IS EXTENDED.

   The offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 22, 1999 (the "Merger Agreement"), by and among the ServiceMaster Company ("Parent"), SVM M9 Acquisition Corporation ("Purchaser") and American Residential Services, Inc. (the "Company"). The Board of Directors of the Company has unanimously approved the Offer, the contemplated merger (the "Merger") and the Merger Agreement, and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the company and unanimously recommends that the stockholders of the Company accept the offer and tender their shares.

   The offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the expiration date (as defined herein) such number of shares that would constitute at least 52 percent of the outstanding shares on the date shares are accepted for payment. The offer is also subject to certain other conditions set forth in this Offer to Purchase. See Section 14.

                               ----------------

                                   IMPORTANT

   Any stockholder desiring to tender all or any portion of its Shares (as defined herein) should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have the signature of such stockholder thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase or (ii) request the broker, dealer, commercial bank, trust company or other nominee of such stockholder to effect the transaction for such stockholder, in each case on or prior to the Expiration Date. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

   Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

   Questions and requests for assistance may be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth immediately below and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer documents may be directed to the Information Agent or brokers, dealers, commercial banks or trust companies.

                               ----------------

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                          77 Water Street, 20th Floor
                           New York, New York 10005
                Banks and Brokers call collect: (212) 269-5550
                        All others call: (800) 431-9646

                               TABLE OF CONTENTS

INTRODUCTION...............................................................   1

THE OFFER..................................................................   3

 1.Terms of the Offer......................................................   3

 2.Acceptance for Payment..................................................   4

 3.Procedures for Tendering Shares.........................................   5

 4.Withdrawal Rights.......................................................   8

 5.Certain U.S. Federal Income Tax Consequences............................   8

 6.Price Range of the Shares; Dividends....................................   9

 7. Effect of the Offer on the Market for the Shares; Stock Listing;
    Exchange Act Registration;
    Margin Regulations.....................................................  10

 8.Certain Information Concerning the Company..............................  11

 9.Certain Information Concerning Parent and Purchaser.....................  12

10.Sources and Amount of Funds.............................................  14

11. Background of the Offer; Purpose of the Offer and the Merger; the
    Merger Agreement and
    Certain Other Agreements...............................................  14

12.Plans for the Company; Other Matters....................................  24

13.Dividends and Distributions.............................................  25

14.Conditions to the Offer.................................................  25

15.Certain Legal Matters...................................................  26

16.Fees and Expenses.......................................................  28

17.Miscellaneous...........................................................  28

To the Holders of Common Stock of
American Residential Services, Inc.:

                                 INTRODUCTION

   SVM M9 Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of The ServiceMaster Company, a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (as defined below) of the Company (the "Rights" and, together with the Common Stock, the "Shares") of American Residential Services, Inc., a Delaware corporation (the "Company"), at a price of $5.75 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is being made pursuant to the Merger Agreement.

   Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. The Purchaser will pay all fees and expenses of D.F. King & Co., Inc., which is acting as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. The Purchaser will also pay all fees and expenses of Harris Trust Company of New York, which is acting as the Depositary (in such capacity, the "Depositary"), incurred in connection with the Offer. See Section 16.

   The Board of Directors of the Company (the "Company Board") has unanimously approved the Offer, the Merger and the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that the stockholders of the Company accept the offer and tender their shares.

   Jefferies & Company, Inc. is the financial advisor to the Company and has delivered to the Company Board its opinion, dated March 22, 1999 (the "Financial Advisor Opinion"), to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, the consideration to be received by the public shareholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of the Financial Advisor Opinion is attached as an exhibit to the Information Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9"), which has been filed by the Company with the Securities and Exchange Commission (the "Commission") in connection with the Offer and which is being mailed to holders of Shares herewith. Holders of Shares are urged to, and should, read the Schedule 14D-9 in its entirety.

   The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the expiration date such number of shares that would constitute at least 52 percent of the outstanding shares on the date shares are accepted for payment (the "Minimum Condition"). The offer is also subject to certain other conditions set forth in this Offer to Purchase. See Section 14. Purchaser believes that, as of March 22, 1999 there were 15,887,784 Shares issued and outstanding, 2,780,491 Shares issuable pursuant to the exercise of outstanding stock options ("Options") and 2,857,196 Shares issuable pursuant to the exercise of outstanding warrants and convertible notes ("Warrants and Convertible Notes"). The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding Options and Warrants and Convertible Notes) or other securities convertible into, or exercisable or exchangeable for, Shares. See
Section 11. Based on the foregoing, Purchaser believes that the Minimum Condition will be satisfied if 11,193,245 Shares are validly tendered and not withdrawn prior to the Expiration Date (assuming the exercise of Options, Warrants and Convertible Notes between now and then).

   Pursuant to the Merger Agreement and the General Corporation Law of the State of Delaware, as amended (the "DGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the "consummation" of the Offer) and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), Purchaser shall be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries, including Purchaser, and (iii) stockholders who properly perfect their appraisal rights under the DGCL, will be converted into the right to receive from the surviving corporation the consideration per Share paid in the Offer (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in Section 11.

   The Merger Agreement provides that upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, the Company (i) shall cause the directors of the Company and its subsidiaries to resign their positions as such upon such consummation of the Offer and (ii) shall arrange for the appointment of certain individuals designated by Parent as the directors of the Company.

   Consummation of the Merger is conditioned upon, among other things, the adoption by the requisite vote of stockholders of the Company of the Merger Agreement, if required by applicable law. See Section 11. In the Merger Agreement, the Company has represented to the Purchaser and Parent that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of any class or series of the capital stock of the Company necessary to approve the Merger Agreement at a meeting of the stockholders of the Company. If the Purchaser purchases at least 90 percent of the outstanding Shares in the Offer, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company. Pursuant to the Merger Agreement, Parent has agreed to vote and to cause any subsidiary of Parent to vote the Shares acquired by them pursuant to the Offer in favor of the Merger. See Section 12.

   Under Section 253 of the DGCL, if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90 percent of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company Board or the stockholders of the Company. In the Merger Agreement, Parent, Purchaser and the Company have agreed that, notwithstanding that all conditions to the Offer are satisfied or waived as of the scheduled Expiration Date, Purchaser may extend the Offer for a period not to exceed five business days, subject to certain conditions, if the Shares tendered pursuant to the Offer constitute less than 90 percent of the outstanding Shares. Even if Purchaser does not own 90 percent of the outstanding Shares following consummation of the Offer, Parent or Purchaser could seek to purchase additional shares in the open market or otherwise in order to reach the 90 percent threshold and employ a short-form merger. The per share consideration paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price. Parent presently intends to effect a short-form merger, if permitted to do so under the DGCL, pursuant to which Purchaser will be merged with and into the Company. See Section 12.

   The Company has declared a dividend of one Right for each outstanding Share pursuant to the Rights Agreement, dated as of August 1, 1996, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"). The Purchaser understands that pursuant to the Merger Agreement the Rights Agreement has been amended (i) to render the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement, the acquisition of Shares by Purchaser pursuant to the Offer and any purchase of Shares by Parent or Purchaser subsequent to the consummation of the Offer, (ii) to ensure that (y) none of Parent, Purchaser or any of their respective affiliates shall constitute an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement by virtue of the execution of the Merger Agreement, commencement and consummation of the Offer, the acquisition of Shares by Purchaser pursuant to the Offer, the consummation of the Merger and any purchase of Shares by Parent or Purchaser subsequent to the consummation of the Offer and (z) a Distribution Date, a Stock Acquisition Date or a Triggering Event (as such terms are defined in the Rights Agreement) does not occur by reason of the Offer, the Merger, the execution of the Merger Agreement, the acquisition of the Shares by Purchaser pursuant to the Offer, the consummation of the Merger or any purchase of Shares by Parent or Purchaser subsequent to the consummation of the Offer and (iii) to provide that the expiration date shall occur immediately prior to the Effective Time.

   This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

                                   THE OFFER

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date, and not withdrawn in accordance with Section 4. The term "Expiration Date" shall mean April 26, 1999 at 11:59 p.m. New York City time, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser pursuant to the terms of the Merger Agreement, shall expire. In the Merger Agreement, subject to certain limitations, Parent and Purchaser have agreed that if all conditions to the obligation of Purchaser to accept for payment and pay for Shares pursuant to the Offer are not satisfied or waived on the scheduled Expiration Date, Purchaser may extend the Offer for additional periods. See Section 14.

   The Offer is conditioned upon the satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the other conditions set forth in Section 14. If such conditions are not satisfied prior to the Expiration Date, Purchaser reserves the right, subject to the terms of the Merger Agreement and subject to the applicable rules and regulations of the Commission, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer (except the Minimum Condition) and, to the extent permitted by applicable law, purchase all Shares validly tendered and not withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been validly tendered and not withdrawn during the period or periods for which the Offer is extended or (iv) subject to the following sentence, modify the terms of the Offer. The Merger Agreement provides that Purchaser will not, without the consent of the Company, reduce the number of Shares subject to the Offer, reduce the Offer Price, add to the Offer conditions, extend the Offer (except as contemplated by the Merger Agreement), change the form of consideration to be paid in the Offer or amend any other condition to the Offer in any manner adverse to the holders of the Shares.

   The Merger Agreement requires Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied or waived on the Expiration Date. Purchaser may, without the consent of the Company, (i) extend the Offer, if at the initial scheduled or extended expiration date of the Offer any of the conditions with respect to the Offer set forth in the Merger Agreement are not satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (iii) extend the Offer on one or more occasions for an aggregate period of not more than 5 business days beyond the latest expiration date that would otherwise be permitted under clauses (i) or (ii) of this sentence, if on such expiration date there shall not have been tendered at least 90 percent of the outstanding ARS Shares. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date in accordance with Rules 14d-4(c), 14d-6(d) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such Rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

   If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is lawfully delayed in its purchase of, or payment for, Shares, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition, such as the Minimum Condition or the Offer Price, is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

   The Company has provided Purchaser with the stockholder lists and security position listings of the Company for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for, as soon as practicable after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with Section 4.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary of the acceptance by Purchaser for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit in cash of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or a timely Book-Entry Confirmation (as defined below) with respect thereto, (ii) a Letter of Transmittal or facsimile thereof, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. The per Share consideration paid to any holder of Shares pursuant to the Offer will be the highest per Share consideration paid to any other holder of such Shares pursuant to the Offer.

   Under no circumstances will interest be paid on the purchase price to be paid by purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

   Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares, then, without prejudice to the rights of Purchaser under the Offer (including such rights as are set forth in Sections 1 and 14) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

   If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are being tendered by the holder thereof, certificates evidencing Shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal (subject to the terms and conditions thereof), as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the account of the Depositary at the Book-Entry Transfer Facility (as defined in Section 3) pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal (subject to the terms and conditions thereof), as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

   Purchaser reserves the right to transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

   Valid Tender. For Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either certificates evidencing tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the account of the Depositary in accordance with such Book-Entry Transfer Facility procedures for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the account of the Depositary at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the account of the Depositary at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation."

   Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility will not constitute delivery to the Depositary.

   The term "Agent Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

   The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

   Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the certificates of such stockholder for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all of the required documents to reach the Depositary prior to the Expiration Date, the tender of such stockholder may be effected if all the following conditions are met:

     (a) such tender is made by or through an Eligible Institution;

     (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

     (c) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

   Upon the acceptance of Shares for payment pursuant to the Offer, the valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser, upon the terms and subject to the conditions of the Offer.

   Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an Agent Message), the tendering stockholder will irrevocably appoint the designees of Parent set forth in the Letter of Transmittal as the attorneys-in-fact of such stockholder and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the rights of such stockholder with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after March 23, 1999 (collectively, "Distributions"). All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, as and when, and only to the extent that, Purchaser accepts for payment the Shares tendered by such stockholder as provided herein. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment by Purchaser of Shares tendered in accordance with the terms of the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the stockholders of the Company (and any adjournment or postponement thereof), actions by written consent in lieu of any such meeting or otherwise, as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance by Purchaser for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of stockholders.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of counsel for Purchaser, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The interpretation of Purchaser of the terms and conditions of the Offer in this regard (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   Backup Withholding. Under the "backup withholding" provisions of federal income tax law, unless a tendering registered holder, or its assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 10 of the Letter of Transmittal or is otherwise exempt, the cash payable as a result of the Offer may be subject to backup withholding tax at a rate of 31 percent of the gross proceeds. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 10 to the Letter of Transmittal.

4. Withdrawal Rights.

   Except as otherwise provided in this Section 4 or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time on or prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 26, 1999.

   To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility procedures.

   Withdrawals of tendered Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be rendered by again following one of the procedures described in Section 3 at any time on or prior to the Expiration Date.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

   The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The following does not address the U.S. federal income tax consequences to all categories of Holders that may be subject to special rules (that is, holders who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, holders who perfect their appraisal rights under the DGCL, foreign holders, insurance companies, tax-exempt organizations, dealers in securities and persons who have acquired the Shares as part of a straddle, hedge, conversion transaction or other integrated investment), nor does it address the federal income tax consequences to persons who do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

   The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. In general, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash received and the adjusted tax basis of such Holder in the Shares sold pursuant to the Offer or surrendered for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or surrendered for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss if the Holder has held the Shares for more than one year at the time of the consummation of the Offer or the Merger. Under recently adopted amendments to the Code, capital gains recognized by an individual investor (or an estate or certain trusts) upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum tax rate of 20 percent or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. Certain limitations apply to the use of capital losses.

   Holders should consult their own tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the Offer and the Merger.

6. Price Range of the Shares; Dividends.

   The Shares are traded through the over-the-counter market and are quoted on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ARS." The following table sets forth, for each of the fiscal quarters indicated, the high and low reported sales price per Share on the NYSE, as set forth in the Company 10-K (as hereafter defined) for 1996 and 1997 and as set forth in published financial sources for 1998.

                                                                  COMMON STOCK
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
Fiscal Year 1996:
  Third Quarter (since September 25)............................. $19.62 $16.50
  Fourth Quarter.................................................  18.81  12.00

Fiscal Year 1997:
  First Quarter..................................................  28.50  19.12
  Second Quarter.................................................  24.50  17.50
  Third Quarter..................................................  25.37  15.37
  Fourth Quarter.................................................  18.81  12.00

Fiscal Year 1998:
  First Quarter..................................................  16.06   8.25
  Second Quarter.................................................  11.88   7.75
  Third Quarter..................................................  11.19   2.69
  Fourth Quarter.................................................   4.63   2.56

Fiscal Year 1999:
  First Quarter (through March 22, 1999).........................   4.38   1.81

   On March 22, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the NYSE was $4.375 per Share. On March 26, 1999, the last full trading day prior to the commencement of the Offer, the last reported sales price of the Shares on the NYSE was $5.44 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

   The Company did not declare or pay any cash dividends during any of the periods indicated in the above table. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent and Parent does not intend to consent to any such declaration or payment.

7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.

   The Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

   Stock Listing. The Shares are listed on the NYSE. Depending upon the aggregate market value and the per share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published guidelines of the NYSE, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 or more Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10 percent or more) should fall below 600,000 or the aggregate market value of the publicly held Shares should fall below $5,000,000. According to information supplied by the Company, there were approximately 288 holders of record of Shares as of March 22, 1999. The Company has represented that, as of March 22, 1999, 15,887,704 Shares were issued and outstanding.

   If the NYSE were to delist the Shares, the market therefor could be adversely affected. It is possible that such Shares would continue to trade on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or through the NASDAQ or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholder meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

   Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

   Purchaser currently intends to seek delisting of the Shares from the NYSE and the termination of the registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If the NYSE listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the NYSE and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. Certain Information Concerning the Company.

   General. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Financial Information," has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Parent, Purchaser or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser or the Information Agent.

   The Company is a leading national provider of (i) comprehensive maintenance, repair and replacement services for heating, ventilating and air conditioning ("HVAC"), plumbing, electrical, indoor air quality and other systems and major home appliances in homes and small commercial buildings (collectively, "residential maintenance services") and (ii) new installations of those systems in homes and small commercial facilities under construction. Through its wholly-owned subsidiary, American Mechanical Services, the Company also provides comprehensive maintenance, repair, replacement, reconfiguration and monitoring services for HVAC, plumbing and electrical systems and controls in existing large commercial, industrial and institutional facilities such as office buildings, health care facilities, educational facilities and retail centers (collectively, "commercial maintenance services"). The Company currently has operations in Arizona, California, Colorado, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Nebraska, Nevada, North Carolina, Oklahoma, Pennsylvania, South Carolina, Texas, Virginia and the Washington, D.C. metropolitan area. The principal executive offices of the Company are located at Post Oak Tower, Suite 725, 5051 Westheimer Road, Houston, Texas 77056-5604, and its telephone number at that address is (713) 599-0100. The Company is a Delaware corporation incorporated in 1995.

   Selected Financial Information. Set forth below is certain consolidated financial information with respect to the Company, excerpted or derived from the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1998 (the "Company 10-K"), as made available to Parent by the Company.

   More comprehensive financial information is included in such reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports, documents and financial information may be inspected and copies may be obtained from the Commission in the manner set forth below.

                      AMERICAN RESIDENTIAL SERVICES, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                         Fiscal Years Ended December 31,
                                      ----------------------------------------
                                          1998          1997          1996
                                      ------------  ------------  ------------
                                      (In thousands, except per share data)
Income Statement Data:
  Net Sales.......................... $    505,562  $    381,645  $    150,330
  Operating Income...................        8,668         1,195         3,638
  Loss Before Discontinued Operations
   and Extraordinary Item............       (3,860)       (5,211)       (1,232)
  Net Loss Before Discontinued
   Operations and Extraordinary Item.       (3,920)       (4,382)       (3,035)
  Net Loss Before Extraordinary Item.       (7,561)       (4,701)       (3,035)
  Net Income (Loss)..................       (7,861)       (4,701)       (3,035)
  Basic and Diluted Net Loss per
   Share.............................        (0.50)        (0.33)        (0.48)

Balance Sheet Data:
  Total Assets.......................      382,217       335,291       211,624
  Total Liabilities..................      250,245       200,728        95,373
  Total Shareholders' Equity.........      131,972       134,563       116,251

   Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the directors and officers of the Company, their remuneration, options granted to them, the principal holders of the Company securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the customary charges of the Commission, by writing to the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the EDGAR System.

9. Certain Information Concerning Parent and Purchaser.

   Parent. Parent, with operating revenue of approximately $4.7 billion in 1998, is one of the largest providers of residential services to individual customers and supportive management services to businesses and institutions in the United States. In addition, Parent has operations in 41 countries around the world.

   The consumer services business of Parent provides services to over 10.5 million residential and commercial customers under eight market-leading brand names:

     TruGreen-ChemLawn for lawn, tree and shrub care and commercial landscape and indoor plant maintenance;

     Terminix for termite and pest control services;

     American Home Shield and AmeriSpec for home system and appliance warranty contracts and home inspection services;

     Rescue Rooter for plumbing and drain cleaning services and heating and air conditioning services;

     ServiceMaster Residential/Commercial Services for heavy-duty residential and commercial cleaning and disaster restoration services;

     Merry Maids for residential maid services; and

     Furniture Medic for on-site furniture repair and restoration services.

   The management services business of Parent provides facilities management services to over 2,000 customers in the health care, education and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, food service, laundry and linen services, total facilities management and other services.

   The employer services business of Parent provides a full range of support in human resource services, including administrative processing of payroll, worker's compensation insurance, health insurance, unemployment insurance and other employee benefits, to approximately 950 customers with over 18,000 leased employees.

   These services of Parent comprise the "ServiceMaster Quality Service Network" and may be accessed easily by calling a single toll-free telephone number: 1-800-WE SERVE.

   Purchaser. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. All of the outstanding capital stock of Purchaser is owned directly by Parent. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

   The principal offices of Purchaser and Parent are located at One ServiceMaster Way, Downers Grove, IL 60515. The telephone number of Parent and Purchaser at such location is (630) 271-5870.

   For certain information concerning the executive officers and directors of Parent and Purchaser, see Schedule I to this Offer to Purchase.

   Except as set forth in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I, nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and none of Purchaser or Parent nor, to the best of knowledge of Purchaser and Parent, any of the persons or entities referred to above, nor any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty days.

   Except as set forth in this Offer to Purchase, none of Purchaser or Parent has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

   Except as set forth in this Offer to Purchase, none of Purchaser, Parent, any of their respective affiliates nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I, has had, since January 1, 1996, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since January 1, 1996 there have been no contacts, negotiations or transactions between Purchaser, Parent, any of their respective affiliates or, to the best knowledge of Purchaser and Parent, any of the persons listed on
Schedule I, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

   Available Information. Parent is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the directors and officers of Parent, their remuneration, options granted to them, the principal holders of securities of

Parent and any material interests of such persons in transactions with Parent is required to be disclosed in proxy statements distributed to the stockholders of Parent and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the customary charges of the Commission, by writing to the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Parent which have been filed via the EDGAR System.

10. Sources and Amount of Funds.

   Assuming all Shares are tendered pursuant to the Offer, the total amount of funds required by Parent to acquire all of the Shares pursuant to the Offer and the Merger and to pay the related fees and expenses of Parent and Purchaser are estimated to be approximately $95 million. Parent has sufficient financial resources (including available cash on hand and, if and to the extent necessary, borrowing capacity available under its existing credit facilities) to enable Parent to make all cash payments for the Shares in the Offer and the Merger and to pay all related fees and expenses. Parent may make any required borrowings under its $750,000,000 five-year unsecured revolving credit facility, dated April 1, 1997, by and among Parent and a syndicate of banks including Bank One and Morgan Guaranty Trust Company (the "Credit Facility"). As of March 25, 1999, approximately $245,000,000 of borrowings were outstanding under the Credit Facility. The Credit Facility provides for floating rates of interest based on LIBOR and contains certain financial covenants. Parent has no plans or arrangements to finance or refinance any such borrowings, except for repayments of the Credit Facility that may be made by Parent in the ordinary course of business.

11. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements.

   Contacts with the Company; Background of the Offer.

   Pursuant to a request from Phillip B. Rooney, Vice Chairman of Parent, to Howard Hoover, Chairman of the Company, Messrs. Rooney and Kenneth N. Hooten, a Vice President of Parent, met with Messrs. Hoover and Thomas N. Amonett, President of the Company, in Houston, Texas on March 10 and March 11, 1998. In this introductory meeting, Mr. Rooney noted Parent's recent acquisition of Rescue Rooter and told Messrs. Hoover and Amonett that Parent was interested in expanding its plumbing operations to encompass heating, ventilation and air conditioning installation and repair. The parties also discussed a possible strategic alliance involving Parent's American Home Shield operations and the Company's operations. The parties agreed that an exchange of ideas would be beneficial.

   On March 18, 1998, Parent and the Company executed a confidentiality agreement in connection with the consideration of a possible alliance or other transaction between Parent and the Company.

   On May 11, 1998, Messrs. Hoover and Amonett met with Messrs. Rooney and Hooten at Parent's offices in Downers Grove, Illinois to discuss in general terms a possible combination of Parent's Rescue Rooter operations and the operations of the Company or a possible strategic alliance involving Parent's American Home Shield operations and the operations of the Company. On June 29, 1998, Messrs. Amonett and Elliot Sokolow, Senior Vice President, Director of Residential Operations of the Company, met with Messrs. Hooten, Ernest J. Mrozek, Group President of ServiceMaster Consumer Services, Paul A. Bert, Executive Vice President, Marketing, of ServiceMaster Consumer Services, Scott
J. Cromie, President and Chief Operating Officer of American Home Shield, William E. LeBaron, President of Rescue Rooter, Thomas Scherer, Executive Vice President and Chief Financial Officer of ServiceMaster Consumer Services, and Robert Zipperer, Associate of ServiceMaster Ventures, in Memphis, Tennessee, regarding such possible combination or strategic alliance.

   During a telephone conversation in September or October 1998, Mr. Rooney suggested to Mr. Hoover that, subject to receipt and review of more detailed financial information, Parent and the Company considered a possible business combination at a potential price ranging from $6.00 to $8.00 per Share. Mr. Hoover agreed to continue discussions of such a possible business combination, but indicated that the Company sought a higher price.

   The Company engaged Jefferies & Company, Inc. ("Jefferies") in November 1998 to act as financial advisor to the Company in connection with the evaluation of potential options, including but not limited to a recapitalization, the repurchase of the convertible subordinated notes of the Company or other financial alternatives. The engagement letter provided that the Company and Jefferies would enter into a separate engagement letter if the Company undertook a private offering, a public offering, a business combination or a similar transaction.

   Messrs. Rooney, Hooten, Mrozek, LeBaron and Stanley J. Zalik, Vice President of Finance of Rescue Rooter, met with Messrs. Hoover, Amonett and Nolan Lehmann, a director of the Company, in Houston on November 10 and 11, 1998 to discuss the business of the Company and a possible acquisition of the Company by Parent. No specific conclusions or recommendations were reached as Parent desired to first receive and review the third quarter 1998 results of the Company and revised projections for fiscal year 1998 and 1999.

   At a special meeting of the board of directors of the Company held on December 1, 1998, Mr. Amonett updated the board on the status of discussions with Parent.

   A dinner meeting was held in Houston on December 14, 1998 among Messrs. Hoover, Amonett, Rooney, Mrozek, LeBaron, Zalik and David E. K. Frischkorn of Jefferies. The Company provided an operational update, as well as some financial information for the third quarter and October 1998. Expectations for the fourth quarter 1998 and for 1999 were also discussed, although these discussions were preliminary in nature and the Company was in the process of developing the financial detail by location.

   At a special meeting of the board of directors of the Company held on December 17, 1998, Messrs. Hoover and Amonett updated the board on the status of discussions with Parent.

   On January 14 and January 15, 1999, further discussion and negotiations occurred in Houston. Messrs. Rooney, Mrozek, LeBaron, Zalik and Lawrence A. Mariano, Vice President, Secretary and Controller of ServiceMaster Consumer Services, met with Messrs. Hoover and Amonett and, from time to time, with Messrs. Sokolow, Frank N. Menditch, Senior Vice President, Regional Vice President--Northern Region of the Company, Harry O. Nicodemus, IV, Senior Vice President, Treasurer, Chief Financial Officer and Chief Accounting Officer of the Company, Ed Dunn, Senior Vice President, Director of Commercial Operations of the Company, and Mr. Frischkorn. The Company representatives shared updated financial estimates for the fiscal year 1998, which were less favorable than had previously been anticipated, as well as preliminary budget expectations for 1999. The representatives of the Company reviewed the historical and estimated results and other key operating matters with the representatives of Parent on a location by location basis.

   On January 22, 1999, the Company publicly announced that it would post a larger loss in the quarter ended December 31, 1998 than analysts had expected and that the Company expected the fourth quarter loss to result in a loss for the 1998 fiscal year.

   Based on the results of these meetings and several follow-up telephone conversations between the parties, on January 27, 1999, Parent delivered to the Company a proposed letter of intent pursuant to which Parent would pay $5.00 per Share in an all cash transaction. On February 2, 1999, Parent delivered to the Company a revised proposed letter of intent pursuant to which Parent would pay $5.00 per Share in cash, common stock of Parent or a combination of cash and stock. Neither letter of intent was executed.

   During February and March 1999, numerous meetings and telephone conversations took place between representatives of Parent and the legal advisors of the Parent, on the one hand, and representatives of the Company, representatives of Jefferies and the legal advisors of the Company, on the other hand, to conduct due diligence and to negotiate the terms of a merger agreement pursuant to which the shareholders of the Company would receive cash, common stock of Parent or a combination of cash and stock. During such time period, representatives of Parent and representatives of the Company discussed prices ranging from $5.00 to $7.50 per Share. In addition, extensive negotiations of termination events, termination fees and financial covenants occurred in this time period.

   At a special meeting of the board of directors of the Company held on February 3, 1999, Messrs. Amonett and Hoover updated the board on the status of discussions with Parent. Messrs. Frischkorn and Robert M. Werle presented Jefferies' financial review of the Company and an overview of Jefferies' valuation methodologies and analysis for the Company. Charles L. Strauss of Fulbright & Jaworski L.L.P., outside legal counsel to the Company, discussed legal duties of the board in connection with the discussions with Parent.

   On February 11, 1999, counsel for Parent delivered the initial draft of a proposed merger agreement to the Company and its counsel. Subsequent drafts of a proposed merger agreement were delivered to the Company and its counsel during February and March that reflected business and legal negotiations.

   On February 12, 1999, Parent increased its offer to $5.50 per Share payable in cash, common stock of Parent or a combination of cash and stock.

   At a special meeting of the board of directors of the Company held on February 15, 1999, Messrs. Amonett, Frischkorn and Werle updated the board on the status of discussions with Parent and summarized for board certain of the issues associated with the negotiations with Parent.

   At a special meeting of the board of directors of the Company held on February 18, 1999, Messrs. Amonett and Hoover updated the board on the status of discussions with Parent. Mr. Werle reviewed Jefferies' analysis and methodology for a valuation of the Company.

   At a special meeting of the board of directors of the Company held on February 19, 1999, the board reviewed and discussed the status of the negotiations with Parent.

   On February 20, 1999, Messrs. Hoover and Rooney tentatively agreed to recommend to their respective boards of directors to continue negotiations of the terms of a merger agreement pursuant to which the stockholders of the Company would received cash, common stock of Parent or a combination of cash and stock, based upon a price of between $5.75 and $6.00 per Share (depending upon the average price of Parent common stock determined over a 20-day pricing period). A collar proposal previously suggested by Mr. Rooney to Mr. Hoover that would protect Parent at a Parent common stock per share price below $16.50, but could cause the price to be paid per Share to be less than $5.75, was rejected by the Company.

   At a special meeting of the board of directors of the Company held on February 22, 1999, the board reviewed and discussed the status of the negotiations with Parent. John D. Held, Senior Vice President and General Counsel of the Company, and Mr. Strauss reviewed certain specific provisions set forth in the draft merger agreement and discussed the legal duties of the board in connection therewith.

   Between February 23 and February 26, 1999, business, financial and legal representatives of the two parties convened in Houston to conduct further due diligence and to negotiate a definitive merger agreement.

   At a special meeting of the board of directors of the Company held on March 2, 1999, Mr. Amonett updated the board on the status of discussions with Parent and summarized for the board certain of the issues associated with the negotiations with Parent.

   Representatives of Parent returned to Houston for the period March 5 through March 8, 1999 to conduct additional due diligence investigation with particular focus on the financial data for 1998 and the first month of 1999.

   On March 16, 1999, Messrs. Rooney and Mrozek met with Messrs. Hoover, Amonett, Frischkorn, Werle and Douglas A. Claman of Jefferies to review the price and structure for the acquisition. At this meeting, the representatives of Parent and the representatives of the Company discussed the preliminary financial figures of the Company for 1998 and the first two months of 1999 and other financial matters. The representatives of Parent indicated that, based on such figures, they believed that a lower purchase price would be appropriate. The representatives of Parent proposed a flat cash price of $5.25 per Share, but the representatives of the Company stated that such price was not acceptable. The representatives of Parent and the representatives of the Company also discussed various other terms of the proposed transaction. At the conclusion of this meeting, the representatives of the parties agreed to recommend to their respective boards of directors to fix the price at $5.75 per Share and to restructure the acquisition as a cash tender offer by Parent or an acquisition subsidiary of Parent for all outstanding Shares. The parties also discussed specific due diligence procedures and related termination rights. Counsels for Parent and the Company were instructed to immediately revise the merger agreement to reflect the new arrangements. Concurrently with this meeting, Messrs. Zalik, Mariano, Brian Stevenson, an analyst for Parent, and John Deegan, Director, Financial Planning of Parent, continued with due diligence inquiries, with particular focus on the financial results of the Company for 1998 and January 1999.

   On March 19, 1999, the board of directors of Parent approved the Merger Agreement.

   At a special meeting of the board of directors of the Company held on March 20, 1999, Mr. Hoover updated the board on the status of discussions with Parent. Mr. Strauss summarized the terms of the proposed merger agreement. Messrs. Werle, Frischkorn and Claman reviewed Jefferies' analysis and methodology for a valuation of the Company. The board and Messrs. Held and Strauss discussed various factors to be considered in analyzing a business combination with Parent and the legal issues surrounding the approval thereof. Jefferies presented its oral opinion, subsequently confirmed in writing, that the consideration to be received by the holders of the common stock of the Company pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The board approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby and recommended acceptance of the tender offer by stockholders of the Company. The board also approved the engagement letter between the Company and Jefferies related to the potential sale of the Company or any of its material assets.

   The Merger Agreement was executed during the evening of March 22, 1999. Parent and the Company publicly announced the agreement on March 23, 1999.

   Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer.

   Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement or to exercise statutory appraisal rights under Section 262 of the DGCL. See Section 12. Similarly, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

   The primary benefits if the Offer (and the Merger) to the stockholders of the Company are that such stockholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 31.4 percent over the last reported sale price of the Shares on the NYSE on March 22, 1999 (the last full trading day prior to the initial public announcement of the Offer and the Merger) and a premium of approximately 86.7 percent over the average of the closing prices of the Shares on the NYSE from January 1, 1999 through and including March 19, 1999. Stockholders of the Company are urged to obtain current quotations.

   The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to the Schedule 14D-1 and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, as set forth in Section 9 of this Offer to Purchase.

   Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, organization, corporate authority, subsidiaries, capitalization, options or other rights to acquire Shares, consents and approvals, no conflicts, financial statements, filings with the Commission, information supplied, absence of certain changes, no undisclosed liabilities, litigation, employee benefit plans, labor relations, ERISA compliance, tax matters, compliance with applicable law, intellectual property, contracts, transactions with affiliates, applicability of state takeover statutes, receipt of the Financial Advisor Opinion, the Rights Agreement of the Company and insurance matters.

   In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, organization, corporate authorization, consents and approvals, no conflicts, capitalization, financial statements, filings with the Commission, information supplied, absence of certain changes, no undisclosed liabilities, litigation, compliance with applicable law, opinion of financial advisor and ownership of Shares.

   Conditions to the Merger. The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by applicable law, the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL; and (ii) Purchaser shall have previously accepted payment and paid for the Shares pursuant to the Offer.

   The Company Board. The Merger Agreement provides that prior to or simultaneously with the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, the Company shall cause the directors of the Company and its subsidiaries to resign their positions as such upon such consummation of the Offer and shall arrange for the appointment of Phillip B. Rooney, Ernest I. Mrozek and Vernon T. Squires (or such other persons designated in writing by Parent) as directors of the Company effective upon such consummation of the Offer.

   Stockholder Meeting. If required by applicable law in order to consummate the Merger, the Company, shall, in accordance with applicable law, its certificate of incorporation and bylaws: (i) soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Stockholders Meeting") for the purpose of obtaining approval of the Merger by an affirmative vote of the holders of a majority of the Shares ("Company Stockholder Approval"); and (ii) prepare and file with the Commission a preliminary proxy statement relating to the Merger and the Merger Agreement and obtain and furnish the information required to be included in the Proxy Statement and respond to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy statement, including any amendment or supplement thereto (the "Proxy Statement"), to be mailed to its stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement.

   Options and Warrants. The Merger Agreement provides that upon consummation of the Merger, (i) every outstanding stock option granted by the Company (the "Company Stock Options") under its 1996 Incentive Plan or under its 1997 Employee Incentive Plan (the "Company Option Plans") and (ii) the March 6, 1996 warrant of the Company held by Equus II Incorporated, if such warrant is outstanding at the Effective Time (the "Company Warrant") shall automatically convert so that: (i) common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") shall be substituted for Common Stock as the security purchasable under the option or warrant; (ii) the number of shares of Parent Common Stock subject to the option or warrant immediately after the Merger shall be equal to the product derived by multiplying the number of shares of Common Stock that shall have been subject to the option or warrant immediately prior to the Merger by the Option Exchange Ratio (as hereinafter defined); and (iii) the exercise price per share at which Parent Common Stock shall be purchasable immediately after the Merger shall be equal to quotient derived by dividing the exercise price per share at which Common Stock shall have been purchasable prior to the Merger by the Option Exchange Ratio. "Option Exchange Ratio" means a fraction equal to (i) the Offer Price divided by (ii) the average of the closing prices of Parent Common Stock on the NYSE on the 20 consecutive trading days ending on the trading day on which the Offer is consummated (or if such day is not a trading day, the trading day first preceding such consummation day).

   All Company Stock Options and the Company Warrant as modified pursuant to the Merger Agreement shall remain in effect after the Effective Time and all conditions and restrictions relating to all such options and warrant, including limitations on exercisability, risks of forfeiture and conditions and restrictions requiring continued performance of services with respect to the exercisability or settlement of such Company Stock Options or Company Warrant, shall remain in effect (except that for purposes of the Merger Agreement, the Company Stock Options granted to non-employee directors of the Company shall be treated as if the respective director had resigned with the consent of the majority of the other directors).

   Conduct of Business by the Company. The Company covenants in the Merger Agreement that prior to the Effective Time or the date, if any, on which the Merger Agreement is earlier terminated pursuant to its terms, unless the Parent and Purchaser shall otherwise consent in writing or except as otherwise contemplated by the Merger Agreement:

     (a) the businesses of the Company and its subsidiaries will be conducted only in the ordinary course; the Company will use its diligent efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with customers and others having business relationships with it and its subsidiaries; and the Company will promptly notify Parent and Purchaser of any event or occurrence or emergency not in the ordinary course of the business of the Company or any of its subsidiaries that would have a material adverse effect as such term is used in the Merger Agreement;

     (b) the Company will not (i) amend its certificate of incorporation or bylaws or (ii) split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, other than dividends paid by any of its subsidiaries to the Company;

     (c) neither the Company nor any of its subsidiaries will issue or agree to issue any additional shares of, or rights of any kind to acquire shares of, its capital stock of any class, other than (i) the issuance of shares of capital stock of a subsidiary of the Company to the Company, (ii) with respect to the Company, Shares issuable upon exercise of the Company Stock Options and the Company Warrants outstanding on the date of the Merger Agreement (together with the related Rights), (iii) any Shares issuable upon conversion of any convertible note of the Company described on the Company disclosure schedule (together with the related Rights), and (iv) in accordance with the Rights Agreement;

     (d) neither the Company nor any of its subsidiaries will enter into or agree to enter into any new or amended contract or agreement with any labor unions representing employees of the Company or any of its subsidiaries;

     (e) except as permitted by the Merger Agreement, the Company will not authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle or an agreement with respect to any merger, consolidation or business combination (other than the Merger and the Offer) or any acquisition or disposition of a material amount of assets or securities (including, without limitation, the assets or securities of any of its subsidiaries);

     (f) the Company will not authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle or an agreement with respect to any material change in its capitalization (it being acknowledged however by Parent that the Company may incur indebtedness except as may be prohibited by paragraph
  (j) below), or enter, other than in the ordinary course of business, into a material contract;

     (g) neither the Company nor any of its subsidiaries shall modify, amend or terminate any of the material Company agreements or waive, release or assign any material rights or claims, except in each case in the ordinary course of business;

     (h) except as contemplated by the Merger Agreement, neither the Company nor any of its subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any officer or management employee other than scheduled annual increases in the ordinary course of business; (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement; (iii) enter into any, or amend any existing, employment, consulting or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries; (iv) make any additional contributions to any grantor trust created by the Company to provide funding for non-tax-qualified employee benefits or compensation; or (v) provide any new severance program or rights;

     (i) to the extent within its control, neither the Company nor any of its subsidiaries shall permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business;

     (j) neither the Company nor any of its subsidiaries shall: (i) incur or assume any debt except for borrowings under credit facilities of the Company existing on the date hereof in the ordinary course of business and other borrowings that can be repaid at any time without any prepayment penalty or other similar fee; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company, customary loans or advances to employees in the ordinary course of business and short-term investments pursuant to customary cash management systems of the Company in the ordinary course of business); or
  (iv) make or commit to make any material capital expenditure in an amount or character that is not consistent with the Company's past practices;

     (k) neither the Company nor any of its subsidiaries shall change any of the accounting principles used by it unless required by generally accepted accounting principles;

     (l) the Company shall not make any material tax election; and

     (m) neither the Company nor any subsidiary of the Company shall agree in writing or otherwise to take (i) any action that it is prohibited from taking by the above described provisions or (ii) any action that would constitute or is likely to cause or result in a breach of any covenant, agreement, representation or warranty set forth herein.

   No Solicitation. Pursuant to the Merger Agreement, the Company agreed that it will not, and will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate or knowingly encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or the acquisition of all or any material portion of the assets or capital stock of the Company (an "Acquisition Transaction") or negotiate, explore or otherwise engage in substantive discussions with any person (other than Parent, Purchaser or their respective directors, officers, employees, agents and representatives), or enter into any agreement, with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement, other than as expressly contemplated by the Merger Agreement. The Merger Agreement provides that the board of directors of the Company shall not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by such board of directors of the Offer, subject to certain exceptions contained in the Merger Agreement.

   Notwithstanding the preceding paragraph, the Merger Agreement provides that prior to the acceptance for payment of the Shares pursuant to the Offer, the Company may provide non-public information to and seek to negotiate an Acquisition Transaction with a person other than Parent or any of its subsidiaries (the "Competitor") provided that the Competitor shall make a bona fide unsolicited written proposal to make an Acquisition Transaction for all the capital stock or assets of the Company on Superior Terms (as hereinafter defined). Terms will be deemed to be "Superior Terms" only if the proposal of such Competitor is more favorable than the Offer consideration to the stockholders of the Company as determined in good faith by the board of directors of the Company. A proposal to acquire the Company on Superior Terms is called a "Qualified Competing Proposal." If prior to the termination of the Merger Agreement in accordance with its terms, the Company receives an inquiry or proposal relating to an Acquisition Transaction, it shall advise Parent in writing of the receipt, directly or indirectly, of any such inquiry or proposal (and any change or modification thereto) promptly upon such receipt and of its intention to enter into any agreement relating to an Acquisition Transaction which is a Qualified Competing Proposal, subject to the exercise of any rights of Parent under the Merger Agreement. The Company is also required under the Merger Agreement to promptly advise Parent in writing of any actions taken with respect to a Qualified Competing Proposal and furnish to Parent either a copy of such proposal or a detailed description of the terms and conditions of such proposal or any subsequent change or modification thereto, and promptly supply Parent with any other information which is either in the possession of the Company or available to the Company relating in any way to any possible Acquisition Transaction as Parent shall request. The Company shall prior to entering into any Qualified Competing Proposal pay or cause to be paid to Parent the termination fee specified in the Merger Agreement.

   Termination. The Merger Agreement may be terminated prior to the purchase of Shares pursuant to the Offer:

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company, in the event the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or in the event Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to June 30, 1999 (except as otherwise indicated below, the "Deadline") as a result of any of the closing conditions to the Offer not being satisfied; provided, however, that (i) the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure (including, in the case of Parent, a failure by Purchaser) to perform any of its obligations under the Merger Agreement shall have been the primary and but for reason for the failure of the satisfaction of any such closing conditions or the termination of the Offer without acceptance of any Shares; (ii) in the event that there has been any public disclosure of a possible Acquisition Transaction other than the Offer and in the reasonable judgment of Parent the pendency of such alternative Acquisition Transaction shall have been a significant reason for the failure to satisfy the Minimum Condition in response of the Offer, the Company shall not have a right to terminate under this clause until and unless Parent shall terminate the Offer; and (iii) if at the date which could otherwise constitute the "Deadline" there shall be an injunction or other governmental order prohibiting Parent from consummating the Offer, then the Deadline shall be extended until 30 business days after such prohibition shall cease be apply;

     (c) by either the Company or Parent, if any judgment, injunction, order or decree enjoining Parent, Purchaser or the Company from consummating the transactions contemplated by the Merger Agreement (including the Merger, the Offer and the acquisition of Shares by Purchaser pursuant to the Offer) is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

     (d) by Parent if the board of directors of the Company shall (i) withdraw, modify or change its recommendation or approval in respect of the Offer in a manner not approved by Parent or (ii) have recommended any proposal other than by Parent or Purchaser in respect of an Acquisition Transaction;

     (e) by Parent if a "Flip-In Event," a "Flip-Over Event," a "Distribution Date" or a "Stock Acquisition Date" occurs under the Rights Agreement of the Company;

     (f) by Parent if the Company takes any action that would permit any Person (other than Parent or Purchaser) to acquire in excess of 15 percent of the outstanding shares of the Company Common Stock without causing a "Flip-In Event," a "Flip-Over Event," a "Distribution Date" or a "Stock Acquisition Date" to occur under the Rights Agreement of the Company;

     (g) by Parent if the Company shall have breached in any material respect any of its representations or warranties contained herein (which representations and warranties for purposes of determining if Parent can terminate the Merger Agreement pursuant to this clause shall be deemed to be made as of the time of such termination except that any particular representation or warranty that addresses matters only as of a particular date shall be deemed for purposes of this clause to have been made as of the particular date);

     (h) by Parent if the Company shall have breached in any material respect any of its covenants or agreements contained in Section 6.1(b), (c) or (e) of the Merger Agreement (see "--Conduct of Business of the Company" above) or its warranties in Section 4.24 of the Merger Agreement;

     (i) by Parent if the Company shall have breached in any material respect any of its covenants or agreements contained in the Merger Agreement other than the covenants and agreements contained in Section 6.1(b), (c) or (e) of the Merger Agreement;

     (j) by the Company if a Qualified Competing Proposal is made to the Company, subject to the restrictions set forth in the Merger Agreement (see "--No solicitation" above); provided that the right to terminate described in this subsection shall not be effective unless and until the Company shall have paid to Parent the Termination Fee (as hereinafter defined);

     (k) by the Company if Parent or Purchaser shall have breached in any material respect any of its covenants or agreements contained in the Merger Agreement or any of its representations or warranties contained in the Merger Agreement (which representations and warranties for purposes of determining if the Company can terminate the Merger Agreement pursuant to this clause shall be deemed to be made as of the time of such termination except that any particular representation or warranty that addresses matters only as of a particular date shall be deemed for purposes of this clause to have been made as of the particular date);

     (l) by Parent if (i) in Parent's good faith judgment there shall be a reasonable possibility that the Company will not generate EBITA for 1999 in excess of $33.3 million or (ii) any other events, changes or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) shall occur having, or which would be reasonably likely to have in the aggregate, in the good faith judgment of Parent, a material adverse effect on the Company and its subsidiaries taken as a whole;

     (m) by Parent if the directors of the Company do not resign and take all other actions necessary to accomplish all of the results specified in
  Section 6.7 of the Merger Agreement;

     (n) by Parent if the "loss before income taxes, discontinued operations and extraordinary items" of the Company as shown in the Company's definitive audited financial statements for the fiscal year ended December 31, 1998 exceeds $3.9 million; provided that the Parent termination right set forth in this paragraph shall terminate and be of no further force or effect at 11:59 p.m. on the second business day after the actual receipt by Parent of those definitive audited 1998 financial statements of the Company together with a written notice from the Company that such delivery is intended to begin the two business day time limit specified in this clause; or

     (o) by Parent if Parent or Purchaser is entitled to terminate the Offer pursuant to the Merger Agreement. See "Section 14--Conditions to the Offer."

   Termination Fee and Expense Reimbursement. Pursuant to the Merger Agreement, if the Merger Agreement is terminated pursuant to clause (d), (f), (h), (j) or
(m) as listed above, then the Company shall promptly, but in no event later than two business days after the date of such termination, pay Parent a termination fee equal to $3.25 million (the "Termination Fee") and (ii) Parent shall be entitled to the Termination Fee regardless of whether any other ground for termination shall exist under or by reason of the Merger Agreement. In no event shall the Company be required to pay more than one termination fee and if such fee shall be payable under this paragraph, then no additional amount shall be separately payable under the provisions in the next paragraph.

   Pursuant to the Merger Agreement, if the Merger Agreement is terminated pursuant to clause (g) or (i) as listed above, then (except as otherwise specified in the immediately preceeding paragraph) the Company shall pay Parent an amount, not to exceed $1,000,000, equal to the reasonable and documented actual out-of-pocket expenses incurred by Parent directly attributable to the proposed acquisition of the Company, including negotiation and execution of the Merger Agreement and the attempted completion of the Offer and the Merger. Each such expense shall be paid within thirty days after Parent shall have submitted the written request for payment of such expense except that in the event the Company shall in good faith raise any question as to whether any particular expense is payable by the Company as described in this paragraph, then the Company shall be entitled to delay payment of such expense until Parent shall supply documentation sufficient to establish that the particular expense is payable under the standards specified above in this paragraph. In no event shall any request for additional documentation to which the Company shall be entitled as described above with respect to any particular expense item entitle the Company to delay payment of any other expense owed by the Company as described above.

   If the Company shall for any reason fail to make the payment specified in the prior two paragraphs at the required time, then the Company shall pay Parent on demand interest at a per annum rate equal to 300 basis points in excess of the prime rate (as reported in the Wall Street Journal) on the amount remaining unpaid from that time until such payment shall be received by Parent and shall also reimburse Parent for all attorney's fees and other expenses which Parent shall reasonably incur to enforce its rights to such payment.

   Indemnification. Pursuant to the Merger Agreement, from and after the Effective Time, Parent and the surviving corporation jointly and severally have agreed to indemnify, to the full extent permitted under the DGCL, the present and former directors and officers of the Company and its subsidiaries (the "Indemnified Parties") in respect of actions taken prior to and including the Effective Time in connection with their duties as directors or officers of the Company or its subsidiaries (including the transactions contemplated hereby) for a period of not less than six years from the Effective Time; provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Without limitation of the foregoing, in the event any Indemnified Party becomes involved in such capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated hereby, occurring prior to and including the Effective Time, the Merger Agreement provides that the Purchaser, to the extent permitted and on such conditions as may be required by applicable law, will periodically advance expenses to such Indemnified Party for his legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith.

   Furthermore, for not less than six years after the Effective Time, the Merger Agreement requires Parent or the surviving corporation to maintain in effect directors' and officers' liability insurance covering the persons who are currently covered by the existing directors' and officers' liability insurance of the Company with respect to actions that shall have taken place prior to the Effective Time, on terms and conditions no less favorable to such persons than those in effect on the date of the Merger Agreement under the existing directors' and officers' liability insurance of the Company; provided, however, that in no event shall Parent or Purchaser required to pay in any year an amount to maintain such insurance covering the Indemnified Parties in excess of twice the amount paid by the Company as of the Effective Time for such coverage; provided further that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with a premium equal to such amount.

12. Plans for the Company; Other Matters.

   Parent and Purchaser intend following completion of the Offer to conduct a detailed review of the Company and its assets, corporate structure, capitalization, business and operations, properties, policies, management and personnel, including determining how to optimally realize any potential synergies which may exist between the operations of the Company and those of Parent and its affiliates, and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such review is not expected to be completed until after the consummation of the Merger, and, following such review, Parent will consider what, if any, changes would be desirable in light of the circumstances then existing. Such changes could include, among other things, changes in the business, corporate structure, certificate of incorporation, bylaws, capitalization, management or dividend policy of the Company.

   Assuming the Minimum Condition is satisfied and Purchaser purchases Shares pursuant to the Offer, Parent intends to promptly exercise its rights under the Merger Agreement to obtain unanimous representation on the Company Board. Parent intends to exercise such rights by causing the Company to elect to the Company Board Phillip B. Rooney, Ernest J. Mrozek and Vernon T. Squires (or such other persons designated in writing by Parent). Information with respect to such directors is contained in Schedule I hereto and in the Schedule 14D-9.

   Purchaser or an affiliate of Purchaser may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer, subject to the terms and conditions of the Merger Agreement. Purchaser and its affiliates also reserve the right to dispose of any or all Shares acquired by them, subject to the terms of the Merger Agreement.

   Except as disclosed in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the capitalization, corporate structure, business or composition of the management of the Company or the Company Board.

   Stockholder Approval. Under the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares is required to adopt and approve the Merger Agreement and transactions contemplated thereby unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger). The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by Parent, Purchaser or any of other subsidiaries and affiliates of Parent in favor of the adoption of the Merger Agreement. In the event that Parent, Purchaser and other subsidiaries of the Company acquire in the aggregate at least a majority of the Shares entitled to vote on the adoption of the Merger Agreement, they would have the ability to effect the Merger without the affirmative votes of any other stockholders.

   Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90 percent of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the Company Board or the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. In the Merger Agreement, Parent, Purchaser and the Company have agreed that, notwithstanding that all conditions to the Offer are satisfied or waived as of the scheduled Expiration Date, Purchaser may extend the Offer on one or more occasions for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement, if the Shares tendered pursuant to the Offer constitute less than 90 percent of the outstanding Shares. Even if Parent and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional shares in the open market or otherwise in order to reach the 90 percent threshold and employ a short-form merger. The per share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Parent presently intends to effect a short-form merger if permitted to do so under the DGCL.

   Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL including the right to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under
Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

   The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

   Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger would be effected within one year following consummation of the Offer and in the Merger stockholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction.

13. Dividends and Distributions.

   As described above, the Merger Agreement provides that from the date of the Merger Agreement, without the prior written consent of Parent, neither the Company nor any of its subsidiaries shall declare, set aside or pay any dividends payable in, cash, stock or property in respect of Company Common Stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent) or split, combine or reclassify any of its capital stock; issue or agree to issue any additional shares of, or rights of any kind to acquire shares of, its capital stock of any class, other than (i) the issuance of shares of capital stock of a subsidiary of the Company to the Company, (ii) with respect to the Company, the Company shares issuable upon exercise of the Company Stock Options and the Company Warrant, (iii) any Shares issuable upon conversion of any convertible note of the Company (together with the related preferred share purchase rights) and (iv) in accordance with the Rights Agreement.

14. Conditions to the Offer.

   Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for, and may delay the acceptance for payment of or the payment for any Shares tendered pursuant to the Offer, and may terminate the Offer if:

     (a) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least 52 percent of the then outstanding Shares (that is, the Minimum Condition);

     (b) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated;

     (c) there shall have occurred any general suspension of, or limitation on prices for, trading in securities on the NYSE or in the over-the-counter market or the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; or

     (d) any state of facts shall exist that would entitle Parent to terminate the Merger Agreement. See Termination above.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser, at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and all such rights may be asserted at any time or from time to time.

15. Certain Legal Matters.

   General. Except as described in this Section 15, based on information provided by the Company, none of the Company, Purchaser or Parent is aware of
(i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as otherwise described below under "State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the business of the Company or that certain parts of the business of the Company might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer.

   State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15 percent or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement, since the Merger Agreement and the transactions contemplated thereby were approved by the Company Board prior to the execution thereof.

   A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp.

v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

   The Company has represented to Parent and Purchaser that the Company Stockholder Approval (as defined in the Merger Agreement) is the only vote of the holders of any class or series of the capital stock of the Company which is necessary to adopt the Merger Agreement.

   Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer and, except as set forth above with respect to Section 203 of the DGCL, neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer in order to comply with applicable law. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See
Section 14.

   Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

   Parent has filed its Notification and Report Form with respect to the Offer under the HSR Act on March 29, 1999. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m. New York City time on the fifteenth day after the date of such filing unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent and/or the Company. If such a request is made, such waiting period will expire at 11:59 p.m. New York City time on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

   The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the acquisition by the Purchaser of Shares pursuant to the Offer and the Merger. At any time before or after the acquisition by the Purchaser of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and Purchaser believe that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer.

   As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

   Federal Reserve Board Regulations. Regulations U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. The financing of the Offer will be structured such that such financing will be in full compliance with the Margin Regulations.

16. Fees and Expenses.

   Purchaser and Parent have retained Harris Trust Company of New York to serve as the Depositary in connection with the Offer. In addition, Purchaser and Parent have retained D.F. King & Co., Inc. to serve as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

   Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

17. Miscellaneous.

   Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

   No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   Purchaser and Parent have filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner set forth in Section 9 of this Offer to Purchase (except that such material will not be available at the regional offices of the Commission).

                         SVM M9 ACQUISITION CORPORATION
                           THE SERVICEMASTER COMPANY

                                    * * * *

                                   SCHEDULE I

            INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS
                            OF PARENT AND PURCHASER

   (a) Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Unless otherwise indicated, the business address of such person is c/o The ServiceMaster Company, One ServiceMaster Way, Downers Grove, IL 60515. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Unless otherwise indicated each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent, or the entity indicated, for the past five years.

Directors of Parent

   The Board of Directors of Parent has nominated each member of the Class of 1999 for re-election to the Board of Directors as members of the Class of 2002 at the annual meeting of the stockholders of Parent to be held on April 30, 1999.

 Class of 1999

   Paul W. Berezny. President. Berezny Investments, Inc., a real estate and development company. He is a member of the Audit Committee. Age 64. Director since 1995.

   Henry O. Boswell. Retired President of Amoco Production Company and Chairman of the Board of Amoco Canada. Mr. Boswell is a director of Rowan Companies, Inc., Houston, Texas, an offshore oil drilling company; and Cabot Oil & Gas Corporation, Houston, Texas, an oil and gas production company. He is a member of the Executive Committee, the Compensation Committee (of which he is the chairman), the Nominating Committee, the Employee Benefit Plan Oversight Committee, and the Finance Committee. Age 69. Director since 1985.

   Carlos H. Cantu. President and Chief Executive Officer of the Company since January 1, 1994. From May 1991 to December 31, 1993, Mr. Cantu was President and Chief Executive Officer of ServiceMaster Consumer Services L.P. Mr. Cantu is a director of First Tennessee National Corporation, Memphis, Tennessee, a financial institution, and of Unicom Corporation, Chicago, Illinois, the parent company of Commonwealth Edison, an electric utility company. He is a member of the Executive Committee, the Nominating Committee, the Finance Committee, and the Employee Benefit Plan Oversight Committee. Age 65. Director since 1988.

   Vincent C. Nelson. Business investor. Mr. Nelson is a member of the Executive Committee, the Nominating Committee (of which he is the chairman), and the Audit Committee. Age 57. Director since 1978.

   Steven S. Reinemund. Chairman and Chief Executive Officer of the Frito-Lay Company, the packaged foods division of PepsiCo, Inc. From 1992 to March 1996, he served as President and Chief Executive Officer of the North American division of Frito-Lay. Mr. Reinemund is a director of PepsiCo, Inc., Purchase, New York, a food and beverage conglomerate, and a director of Provident Companies, Inc., Chattanooga, Tennessee, an insurance company. He is a member of the Nominating Committee. Age 50. Director since January 1, 1998.

   Charles W. Stair. Vice Chairman of the Board of Directors. He was President and Chief Executive Officer of ServiceMaster Management Services L.P. from May 1991 to December 31, 1994. He is a member of the Nominating Committee. Age 58. Director since 1986.

 Class of 2000

   Herbert P. Hess. Managing Director of Berents & Hess Capital Management, Inc., Boston, Massachusetts, an investment management firm. He is a member of the Executive Committee, the Finance Committee (of which he is the chairman), the Employee Benefit Plan Oversight Committee, and the Compensation Committee. Age 62. Director since 1981.

   Michele M. Hunt. Private business consultant. From 1980 to July 1993, she was employed by Herman Miller, Inc., an office furniture manufacturer, and during the period from July 1990 to July 1993 she served as the company's Corporate Vice President for People and Quality. Ms. Hunt is a member of the Nominating Committee. Age 49. Director since 1995.

   Dallen W. Peterson. Retired Chairman, Merry Maids Limited Partnership. He is a member of the Finance Committee and the Employee Benefit Plan Oversight Committee. Age 62. Director since 1995.

   Phillip B. Rooney. Vice Chairman of the Board of Directors. From June 5, 1996 to February 17, 1997, he was President and Chief Executive Officer of WMX Technologies, Inc., Oak Brook, Illinois ("WMI"), and from November 1984 to May 1996, he was President and Chief Operating Officer of WMI. Mr. Rooney is a director of Van Kampen American Capital, Oak Brook, Illinois, an investment management company; Illinois Tool Works, Inc., Glenview, Illinois, a diversified manufacturing company; and Urban Shopping Centers, Inc., Chicago, Illinois, a retail real estate management company. Age 54. Director since 1994.

   Burton E. Sorensen. Investor. From December 1984 to December 1995 he served as Chairman, President and Chief Executive Officer of Lord Securities Corporation. Mr. Sorensen is a director of Provident Companies, Inc., Chattanooga, Tennessee, an insurance company. He is a member of the Executive Committee, the Finance Committee, the Employee Benefit Plan Oversight Committee, and the Compensation Committee. Age 69. Director since 1984.

   David K. Wessner. President, HealthSystem Minnesota. From August 1994 to July 1998 he served as Executive Vice President of HealthSystem Minnesota. From November 1992 to December 1993, he was Executive Vice President, Program and Process Improvement, Geisinger Health System. He is a member of the Executive Committee, the Nominating Committee, and the Compensation Committee. Age 47. Director since 1987.

 Class of 2001

   Lord Brian Griffiths of Fforestfach. International adviser to Goldman, Sachs & Co. concerned with strategic issues related to their United Kingdom and European operations and business development activities worldwide. He was made a life peer at the conclusion of his service to the British Prime Minister during the period 1985 to 1990. Lord Griffiths is a director of Times Newspaper Holding Ltd., London, England, a newspaper company; English, Welsh and Scottish Railways, London, England, a rail freight company; Herman Miller, Inc., Zeeland, Michigan, an office furniture manufacturer; and Trillium Investments GP Limited, London, England, a facilities management company. He is a member of the Executive Committee and the Nominating Committee. Age 57. Director since 1992.

   Sidney E. Harris. Dean, Robinson College of Business Administration, Georgia State University. From July 1987 to July 1997, Dr. Harris was Professor of Management at the Peter F. Drucker Graduate Management Center at the Claremont Graduate School, Claremont, California. He was Dean of the Graduate Management Center from September 1991 to July 1996. Dr. Harris is a director of Transamerica Investors, Inc., Los Angeles, California, a mutual funds investment company; and Amresco, Inc., Dallas, Texas, a financial services company. He is a member of the Executive Committee. Age 49. Director since 1994.

   Gunther H. Knoedler. Retired Executive Vice President and Director Emeritus of Bell Federal Savings and Loan Association, Chicago, Illinois. He is a member of the Executive Committee and the Audit Committee (of which he is the chairman). Age 69. Director since 1979.

   James D. McLennan. President of McLennan Company, a full-service real estate company. Mr. McLennan is a director of The Loewen Group, Inc., Burnaby, B.C., Canada, a provider of funeral services; and Advocate Health Systems, Oak Brook, Illinois, a health care provider. He is a member of the Audit Committee and the Compensation Committee. Age 62. Director since 1986.

   C. William Pollard. Chairman of the Board of Directors. He served as Chief Executive Officer of the Company from May 1983 to December 31, 1993. Mr. Pollard is a director of Herman Miller, Inc., Zeeland, Michigan, an office furniture manufacturer; and Provident Companies, Inc., Chattanooga, Tennessee, an insurance company. He is a member of the Executive Committee (of which he is the chairman), the Finance Committee, the Employee Benefit Plan Oversight Committee, and the Nominating Committee. Age 60. Director since 1977.

Officers of Parent

                                                                      First
                                                                     Became
                                                                       An
Name        Age Present Position                                     Officer
----        --- ----------------                                     -------
C. William
 Pollard    60  Chairman and Director                                 1977
Carlos H.   65  President and Chief Executive Officer and Director    1986
 Cantu
Phillip B.  54  Vice Chairman and Director                            1997
 Rooney
Charles W.  58  Vice Chairman and Director                            1973
 Stair
Donald K.   48  Group President, Consumer Services and a Senior       1992
 Karnes         Management Adviser
Ernest J.   45  Group President, Consumer Services, and a Senior      1987
 Mrozek         Management Adviser
Robert F.   42  President and Chief Operating Officer, Health Care    1986
 Keith          Management Services, and a Senior Management
                Adviser
Robert D.   55  Executive Vice President and a Senior Management      1976
 Erickson       Adviser
Vernon T.   64  Senior Vice President and General Counsel             1987
 Squires
Stephen E.  46  Senior Vice President and Chief Information Officer   1998
 Reiter
Steven C.   38  Executive Vice President and Chief Financial Officer  1997
 Preston
Eric R.     39  Vice President and Treasurer                          1994
 Zarnikow
Deborah A.  36  Vice President and Controller                         1993
 O'Connor

   Messrs. Pollard, Cantu, Stair and Rooney are also directors of the Parent. See "Directors of Parent" above for biographical information with respect to such persons.

   Robert D. Erickson. Executive Vice President. Mr. Erickson was a director of Parent from May 1987 to May 1993. He previously served as a director of Parent from May 1981 to June 1984. He served as the President and Chief Operating Officer of Parent's international business unit from October 1993 to December 1997.

   Donald K. Karnes. Group President, ServiceMaster Consumer Services. He has served as Group President of TruGreen-ChemLawn and Terminix since January 1996. He served as President and Chief Operating Officer of TruGreen-ChemLawn from January 1992 to December 1995.

   Robert F. Keith. President, Healthcare Management Services. He served as President and Chief Operating Officer, ServiceMaster Management Services, from January 1, 1997 to October 2, 1998, as President and Chief Operating Officer, ServiceMaster Consumer Services from July 1994 to December 31, 1996, and as Group President, ServiceMaster Consumer Services, from November 1992 to July 1994.

   Ernest J. Mrozek. Group President, ServiceMaster Consumer Services. He served as President and Chief Operating Officer, ServiceMaster Consumer Services from January 1, 1997 to October 2, 1998, as Senior Vice President and Chief Financial Officer of the Parent from January 1, 1995 to December 31, 1996, as Vice President and Chief Financial Officer of the Parent from May 1994 to December 1994, and as Vice President, Treasurer and Chief Financial Officer from November 1, 1992 to April 30, 1994.

   Deborah A. O'Connor. Vice President and Controller since January 1, 1993.

   Steven C. Preston. Executive Vice President and Chief Financial Officer since July 1, 1998. He served as Senior Vice President and Chief Financial Officer from April 1, 1997 to June 30, 1998. From August 1993 to March 1997, he was Senior Vice President and Corporate Treasurer for First Data Corporation, Atlanta, Georgia.

   Stephen E. Reiter. Senior Vice President and Chief Information Officer since July 1, 1998. From May 8, 1996 to May 31, 1998, he was Vice President and Partner for Computer Science Corporation, an outsourcing firm providing ITO outsourcing and purchasing and materials management support to the chemical, oil, gas and utilities industries. From June 1, 1994 to May 31, 1996 he was a Principal/Practice Leader with A.T. Kearney, a management consulting firm operating as a wholly-owned subsidiary of Electronic Data Systems (EDS). For the preceding three-year period, he was a Vice President and Chief Information Officer with Tenneco, Inc., a global industrial manufacturer in auto parts and packaging.

   Vernon T. Squires. Senior Vice President and General Counsel since January 1, 1998. He has served as Secretary since December 7, 1998.

   Eric R. Zarnikow. Vice President and Treasurer since May 1, 1994. From August 1991 to April 1994, he served as Vice President and Treasurer of Gaylord Container Corporation.


   (b) Directors and Executive Officers of Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. The business address of each such person is c/o The ServiceMaster Company, One ServiceMaster Way, Downers Grove, IL 60515. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. Each such person has been an executive officer of Purchaser since March 22, 1999, the date on which Purchaser was formed.

Directors of Purchaser

   Phillip B. Rooney. See the information with respect to Mr. Rooney set forth under "Directors of Parent" above.

   Ernest J. Mrozek. See the information with respect to Mr. Mrozek set forth under "Officers of Parent" above.

   Vernon T Squires. See the information with respect to Mr. Squires set forth under "Officers of Parent" above.

Officers of Purchaser

   Ernest J. Mrozek, President.

   Phillip B. Rooney, Vice President.

   Vernon T. Squires, Secretary and Treasurer.

   Messrs. Mrozek, Rooney and Squires are also directors or officers of Parent and/or Purchaser. See "Directors of Purchaser" and "Officers of Purchaser" above for information with respect to such persons.

   Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

                       The Depositary for the Offer is:

                       HARRIS TRUST COMPANY OF NEW YORK

               By Mail:                    By Hand and Overnight Courier:


   Harris Trust Company of New York       Harris Trust Company of New York
          Wall Street Station                      88 Pine Street
             P.O. Box 1023                           19th Floor
     New York, New York 10268-1023            New York, New York 10005

          By Facsimile Transmission: (212) 701-7636 or (212) 701-7637
                       (For Eligible Institutions Only)
                Confirm Facsimile by Telephone: (212) 701-7624
                     For Information Call: (212) 701-7624

   Any questions or requests for assistance or additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                          77 Water Street, 20th Floor
                           New York, New York 10005
                Banks and Brokers call collect: (212) 269-5550
                        All others call: (800) 431-9646